VIA EDGAR

September 3, 2024

Ms. Babette Cooper
Ms. Jennifer Monick
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street N.E.
Washington, D.C. 20549

Re: NewLake Capital Partners, Inc.
    Form 10-K for the fiscal year ended December 31, 2023
    File No. 000-56327
    Filed March 11, 2024

Dear Ms. Cooper and Ms. Monick:

NewLake Capital Partner, Inc. (the “Company”) submits this letter in response to the Staff’s comment letter dated August 22, 2024, regarding the above referenced filing. For ease of reference, the Company has repeated the Staff’s comment in bold text preceding the Company’s response.

SEC Comment:

Form 10-K for the fiscal year ended December 31, 2023
Notes to Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-10

1.We note your disclosure stating that you record rental income, fees and reimbursables for your operating leases on a cash basis due to your tenants limited operating history and the uncertain regulatory environment in the United States relating to the cannabis industry. We further note that the ongoing assessments of collectability should be made on a lease by lease basis, that the passage of time resulted in your existing tenants having a more than limited operating history, and that your disclosure indicates all but one of your tenants has been performing under their lease agreements. In light of the foregoing, please tell us how the Company reassessed the collectability criterion on its operating leases on a lease-by-lease basis. In providing your response, please tell us how you considered the example in ASC 842-30-55-25, whereby the collectability of lease payments is not probable at lease inception and subsequently deemed probable after the tenant has established a rental history.

Company Response:

We acknowledge the Staff’s comments and note that the Company reassessed the collectability criterion for its operating leases on an individual basis and considered the example provided in ASC 842-30-55-25. Although many of our tenants have established a rental history, we believe that because all of our tenants operate within the federally illegal cannabis industry it is appropriate that we consider a number of factors in addition to tenant rental history,
50 Locust Avenue, First Floor
New Canaan, CT 06840

detailed below, when making the determination to continue to record rental income, fees, and reimbursables on a cash basis rather than a straight-line accrual basis. Operators in the cannabis industry face numerous unique challenges, including but not limited to:

i.Regulatory Uncertainty: The legal landscape for cannabis is complex and constantly evolving, creating uncertainty for operators. Although there have been proposed changes to federal law as well as the classification of Cannabis under the Controlled Substances Act (the “CSA”), no proposals have been signed into law or reclassifications finalized. Cannabis remains illegal under federal law and is classified as a Schedule I controlled substance under the CSA. Even in states where cannabis has been legalized, the possession, distribution, cultivation, manufacture, and use of cannabis continues to violate federal law, carrying penalties such as imprisonment, substantial fines, and asset forfeiture, including asset forfeiture for landlords pursuant to section 856 of the CSA. The U.S. federal government has not provided a clear policy directive as it pertains to state-legal cannabis-related activities. Given the continued level of federal regulatory uncertainty and the dependence by the Company and its tenants entirely on the federal executive branch's current policy to not strictly enforce existing federal cannabis laws against state-legal businesses, it remains uncertain whether our tenants can sustain viable operations in this industry and ensuring compliance in an industry with such a complex regulatory environment, which is continuously evolving has the potential to impact the operating performance of our tenants.

ii.Limited Access to Banking and Financing: Due to federal restrictions, traditional banking and financing options are largely unavailable to cannabis companies, limiting financial flexibility. The Company’s tenants face significant challenges in accessing traditional financing sources and banking services. Due to the continued illegality of cannabis under federal law, these traditional financing sources are generally prohibited or refrain from engaging with the cannabis industry. This restriction limits our tenants’ ability to secure the financing and banking services that are standard for most businesses, adversely affecting their operations and ability to continue making rental payments. The financing options that are available tend to be much costlier than those in other industries and come with more onerous terms, posing substantial challenges to the sustainability of our tenants’ businesses. Although the cost of such capital has decreased over time, it remains significantly higher than financing costs in other industries.

iii.High Tax Burdens: Section 280E of the Internal Revenue Code is a federal statute that significantly impacts businesses involved in the cannabis industry. Section 280E prohibits businesses engaged in the trafficking of Schedule I or II controlled substances, such as cannabis, from deducting ordinary and necessary business expenses from their gross income. This means that cannabis businesses cannot deduct expenses like rent, utilities, and salaries, which are typically deductible for other businesses. Because cannabis businesses cannot deduct many of their operating expenses, their taxable income is often much higher than that of other businesses. This results in a higher effective tax rate, which can be a significant financial burden, reducing operating cash flows for our tenants to run their business and the tenant’s ability to continue to make lease payments.

The challenges noted above may significantly impact our tenants’ ability to maintain sustainable businesses within this industry, making it harder for them to fulfill their lease agreements. While, as noted in ASC 842-30-55-25, payment history in other industries is a good indicator of performance, the Company believes it is critically important to consider the unique nature of the cannabis industry when evaluating the likelihood of receiving lease payments. Due to the uniqueness of the cannabis industry, the Company’s assessment of collectability has not changed since the commencement date of each lease to date as noted above. Given the ongoing federal regulatory uncertainty surrounding the cannabis industry and the inconsistent operating histories of our tenants, we have concluded that it is best to continue recording rental income, fees, and reimbursables on a cash basis rather than a straight-line accrual basis until cannabis is federally legalized and regulatory uncertainty is alleviated.

The Company will continue to carefully assess the scope of any enacted federal legislation to determine whether the legislative changes justify a shift away from cash basis accounting for lease payments from tenants in the Company's property portfolio. This assessment will also consider the impact of legislative changes on the company's rent collectability and other tenant-specific credit quality factors.
* * * * *

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if the Staff requires any supplemental information, please do not hesitate to contact me at (203) 242-4101 or lmeyer@NewLake.com.
Sincerely yours,

/s/ Lisa Meyer
Lisa Meyer
Chief Financial Officer, Treasurer and Secretary

cc:    Anthony Coniglio, NewLake Capital Partners, Inc.
    Robert K. Smith, Hunton Andrews Kurth LLP
    Kate Saltz, Hunton Andrews Kurth LLP

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